Exhibit 99.92

AMENDED

FORM 62-103F3

REPORT UNDER PART 4 OF

NATIONAL INSTRUMENT 62-103

This report is filed to amend information disclosed in the report filed on February 10, 2022.

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares (“Shares”) in the capital of:

WonderFi Technologies Inc. (the “Issuer”)

Suite 250, 780 Beatty Street

Vancouver, British Columbia

V6B 2M1

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

NEO Exchange Inc. (the “NEO”)

Item 2 – Identity of the Eligible Institutional Investor

2.1	State the name and address of the eligible institutional investor.

MM Asset Management Inc. (“MM Asset”)

161 Bay Street

Suite 2240

Toronto, Ontario

M5J 2S1

MMCAP International Inc. SPC (“MMCAP”) is an investment fund advised by MM Asset.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The requirement to file this report was triggered on January 7, 2022 when MM Asset, on behalf of MMCAP, disposed of 114,900 Shares through the open market facilities of the NEO.

2.3	State the name of any joint actors.

Not applicable.

2.4	State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

MM Asset is eligible to file reports under Part 4 of National Instrument 62-103 (“NI 62-103”) in respect of the Issuer.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

Since the last report filed on November 10, 2021, MM Asset, on behalf of MMCAP, has disposed of 6,054,000 Shares resulting in a net decrease of approximately 4.43% of the Issuer’s 75,707,068 outstanding Shares as reported by the Issuer in its short form prospectus dated January 31, 2022 (the “Outstanding Shares”), calculated on a partially diluted basis.

3.2	State the designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

As at the end of January, 2022, MM Asset, on behalf of MMCAP, exercised control and direction over:

(i)	7,692,400 Shares;

(ii)	3,846,200 common share purchase warrants (the “October Warrants”), each October Warrant entitles the holder thereof to purchase an additional Share at the price of $2.55 per Share until October 26, 2024; and

(iii)	900 Shares pursuant to securities lending arrangements described in Item 3.6 below,

representing approximately 14.51% of the Outstanding Shares, calculated on a partially diluted basis.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a)	the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

Not applicable.

(b)	the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

Not applicable.

(c)	the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

MM Asset exercises control or direction, but not ownership, over all of the securities referred to in item 3.2 above over which it has discretionary trading authority. MM Asset specifically disclaims any beneficial ownership of the securities referred to herein.

3.5	If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s securityholdings.

Not applicable.

3.6	If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement. State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

MM Asset, on behalf of MMCAP, is party to securities lending arrangements whereby it borrows various portfolio securities, including the securities referenced herein for such periods of time as may be agreed upon with the relevant lenders. In connection with such loans, all voting rights attaching to the loaned securities accrue to the lenders. As of January 31, 2022, MM Asset, on behalf of MMCAP, had 6,500,000 Shares on borrow. Such securities lending arrangements are not subject to the exception provided in Section 5.7 of NI 62 104.

3.7	If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Purpose of the Transaction

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

The securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Issuer.

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the issuer;

Depending on market conditions and other factors, MM Asset, on behalf of MMCAP, may in the future increase or decrease its ownership, control or direction over securities of the Issuer through open market transactions, private agreements or otherwise.

(b)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

Not applicable.

(c)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

Not applicable.

(d)	a material change in the present capitalization or dividend policy of the reporting issuer;

Not applicable.

(e)	a material change in the reporting issuer’s business or corporate structure;

Not applicable.

(f)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

Not applicable.

(g)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

Not applicable.

(h)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

Not applicable.

(i)	a solicitation of proxies from securityholders;

Not applicable.

(j)	an action similar to any of those enumerated above.

Not applicable.

Item 5 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included

Not applicable.

Item 6 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 7 – Certification

The undersigned, as the eligible institutional investor, certifies, or the undersigned, as the agent filing the report on behalf of the eligible institutional investor, certifies to the best of its knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED this 14th day of February, 2022.

MM ASSET MANAGEMENT INC.

By:	“Hillel Meltz”
Hillel Meltz, President